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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934, as amended

YoCream International, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
986001105
(CUSIP Number)
July 15, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	986001105

1	NAMES OF REPORTING PERSONS: William Summitt

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		60,048 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		50,473 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		60,048 shares

WITH:	8	SHARED DISPOSITIVE POWER:

50,473 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

110,521 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.25%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1. Name and Address of Issuer.
a)	Name of Issuer:
YoCream International, Inc.
b)	Address of Issuer’s Principal Executive Offices:
5858 NE 87th Avenue
Portland, OR
97220
Item 2. Name and Address of Reporting Persons.
a)	Name of Person Filing:
William Summitt
b)	Address of Principal Business Office, or if none, Residence, of Reporting Person:
8431 Forest Hills Blvd.
Dallas, TX
75218
c)	Citizenship:
United States
d)	Title of Class of Securities:
Common Stock, no par value
e)	CUSIP Number:
986001105
Item 3. Filing Pursuant to Rule 13d-1(b) or 13d-2(b) or (c).
Not applicable.
Item 4. Ownership.
a)	Amount beneficially owned:	110,521 shares
Includes 57,748 shares owned by Golconda Capital Portfolio, LP, a limited partnership of which Golconda Capital Management, LLC is the general partner; 42,073 shares held jointly by the reporting person and his wife; 2,300 shares held by a custodian of individual retirement accounts (“IRAs”) for the reporting person; 2,300 shares held by a custodian of IRAs for the reporting person’s wife; and 6,100 shares held by a trustee for the reporting person’s wife in a 401(k) retirement plan account.
b)	Percent of class:	5.25%
The percentage ownership was calculated based upon an aggregate of 2,106,100 shares of common stock outstanding as reported in the issuer’s Form 10-QSB Report filed September 14, 2005.

c)	Number of shares as to which the reporting person has:

i)	Sole power to vote or to direct the vote:	60,048 shares
ii)	Shared power to vote or to direct the vote:	50,473 shares
iii)	Sole power to dispose or to direct the disposition of:	60,048 shares
iv)	Shared power to dispose or to direct the disposition of:	50,473 shares
By virtue of the reporting person’s position as sole owner and managing member of Golconda Capital Management, LLC, which is the general partner of Golconda Capital Portfolio, LP, he has sole voting and investment power with respect to the 57,748 shares held by Golconda Capital Portfolio, LP. The reporting person also has sole voting and investment power with respect to the 2,300 shares held in his IRAs. The reporting person has shared voting and investment power with respect to the shares that he holds jointly with his wife and the shares that are held by his wife’s IRAs and 401(k) plan account as described in part (a) of this Item 4 above.
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2006

By:	/s/ William Summitt
William Summitt